Filed by Susquehanna Bancshares, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Abington Bancorp, Inc.

Commission File No.: 000-52705

The following is a transcript of a conference call held by the executive officers of Susquehanna Bancshares, Inc. via webcast on January 27, 2011.

SUSQUEHANNA BANCSHARES, INC.

Moderator: William Reuter

January 27, 2011

10:00 am CT

Operator: Good morning everyone and welcome to the Susquehanna Bancshares Acquisition of Abington Bancorp and fourth quarter earnings conference call. Today’s call is being recorded.

At this time, all participants are in a listen only mode. Later, we will conduct a question and answer session and instructions will follow at that time.

If anyone should require assistance during the call, they may press the star key followed by the digit 0 on their touch-tone telephone.

And at this time, I’d like to turn the call over to William J. Reuter, Chairman and Chief Executive Officer. Mr. Reuter, please go ahead.

William Reuter: Good morning everyone and thank you for joining us as we discuss the planned merger of Susquehanna Bancshares and Abington Bancorp.

We’re excited about this transaction which will significantly strengthen our presence in the Greater Philadelphia marketplace and will enhance the capabilities and financial services available to Abington customers.

We expect that this combination will create an even stronger company with the capital and products to drive growth in the future.

Before we take a closer look at the transaction announced yesterday, just a word about our agenda this morning. After reviewing the merger, we will present an overview of Susquehanna’s fourth quarter and yearend results for 2010.

We will close by fielding any questions you have about the merger or our financial results.

I’d like to introduce the other people who will be participating in the call this morning, Drew Hostetter, our Executive Vice President and Chief Financial Officer will be joining and discussing both the acquisition and our financial results.

Michael Quick, Susquehanna’s Executive Vice President and Chief Corporate Credit Officer will be available during the question and answer session.

During the course of this conference call, we may make projections and other forward-looking statements including statements regarding the impact of the acquisition on Susquehanna and its business and financial operations, the future financial performance of Susquehanna and Susquehanna’s financial goals and business outlook for 2011.

We wish to caution you that these forward-looking statements may differ materially from actual results due to a number of risks and uncertainties.

For a more detailed description of the factors that may affect Susquehanna’s operating results, we refer you to the filings with the Securities and Exchange Commission including our quarterly report on form 10-Q and for the quarter ended September 30, 2010 and our annual report on form 10-K for year ended December 31, 2009.

Susquehanna assumes no obligations to update the forward-looking statements made during this presentation.

Please note that this presentation will be archived on our web site so that you can return to review details when necessary.

We’re pleased to be able to welcome Abington Bancorp to the Susquehanna family. The history of Abington mirrors that of other community banks that joined together over the years to build our company. Since its founding in 19 - in 1897 Abington has grown to include 20 branches in suburban counties encircling Philadelphia.

For Susquehanna, the addition of Abington will strengthen our presence in Montgomery and Delaware Counties and provide us with initial presence in Bucks County.

In particular, this transaction will propel us into the ranks of the top ten banks in deposit market share in Montgomery County, a market with one of the highest medium household incomes in the state and the United States.

For Abington customers, the combination with Susquehanna will provide a full service platform of financial services. This includes increased commercial lending capabilities as well as access to wealth management, subsidiaries of Susquehanna Bancshares which are headquartered in Abington’s market territory.

We also expect to be able to expand Susquehanna’s mortgage origination capability to the addition of Abington’s Bank branches.

The merger is expected to provide attractive return to shareholders. We project the internal rate of return to be 20%.

The transaction is expected to add 100 basis points to tier 1 common. We anticipate that the transaction will be neutral for 2012 earnings per share without taking into account the benefit of increased capital ratios. Ultimate earnings per share accretion will be driven by how well we deploy the excess capital created through the transaction.

The expectations for this transaction are based on conservative assumptions included in estimated 8% lifetime losses. Cost savings are estimated at $8 million while one time pretax merger related charges are projected to be $21 million.

Abington operates within Susquehanna’s territory in markets we know well. In addition Susquehanna has a proven track record of underrating numerous acquisitions in a 28 year history of the holding company and we’re confident that our experience will assist us in generating synergies to drive earnings growth in the future.

Slide 4 summarizes the acquisition which will be 100% stock transaction. Under the terms of the deal Abington shareholders will receive 1.32 shares of Susquehanna common stock for each Abington share. This equates to a total transaction value of $268 million based on our stock’s closing price on January 26th, the day of the announcement.

This stock consideration will result in a price of $12.80 per Abington share which is a 10.3% premium over the Abington’s closing price on January 26th.

We anticipate that the acquisition will be completed during the third quarter of the year pending the completion of customary closing conditions including regulatory approval and the approval of shareholders of both companies.

Once the merger is completed, Bob White who is Chief Executive Officer of Abington will be appointed to Susquehanna Bancshares Board of Directors and also will serve in a senior leadership role in the Delaware Valley Division of Susquehanna Bank.

Abington branches will become part of this division under the Susquehanna Brand name.

There is a $11 million termination fee associated with this transaction and certain circumstances described in the agreement.

One compelling reason for this merger is that Abington’s 20 branches complement Susquehanna’s network of 221 branches so well. Abington’s branches are located primarily and predominantly in Montgomery County with additional branches in Bucks County, a new market for Susquehanna, as well as an office in Delaware County.

There is no overlap of the branch network and in fact Abington branches will serve as a natural extension of Susquehanna’s presence in Philadelphia and surrounding counties. This will fill in gaps that we had previously existed in our ability to serve customers in these areas.

For example Susquehanna has commercial loan customers in Abington’s markets as well as business customers in Philadelphia who live in Montgomery County. Our limited branch presence in Montgomery County has constrained our ability to compete effectively for personal accounts of those customers.

We expect that the addition of Abington’s strong branch presence and experienced staff will give us an immediate advantage in competing with a total customer relationship.

While Susquehanna’s branch presence in Montgomery County has - was limited, we do have a strong base of business located there. Two of our wealth management companies, Valley Forge Asset Management and Stratton Management Companies, are headquartered in Montgomery County as is the Addis Group, our insurance and risk management subsidiary.

Susquehanna Commercial Finance, our small FICA commercial leasing company, is also based in this area.

We expect to leverage the expertise of these firms to win business in the affluent demographic region served by Abington. We offer the advantage of investment management expertise provided by professionals who are virtually right next door to Abington’s offices. We intend to expand the financial products available while maintaining Abington’s excellent record of customer service.

In fact this focus on customer service and building relationships in local communities is one of the many similarities between our companies.

Abington has been recognized as the top community bank in the Montgomery Media Readers’ Choice Awards and Susquehanna has earned similar accolades in customer satisfaction surveys for markets where we operate in the Mid-Atlantic.

Slide 6 demonstrates how this combination will increase our market share in Pennsylvania as well as key markets in Greater Philadelphia area such as Montgomery County.

The acquisition strengthens Susquehanna’s position as the third largest independent bank headquartered in Pennsylvania.

Looking at deposit portfolios there will not be a significant change in the breakdown of deposits due to the relative size of the two portfolios being combined. However there may be some opportunity for deposit cost improvement within the Abington deposit base.

Susquehanna has made a concerted effort over the last couple of years to reduce its cost of deposits and we expect to apply a similar strategy to Abington’s portfolio as well.

More than half of Abington’s loan portfolio is comprised of residential real estate loans and we believe there is potential for leverage Susquehanna’s commercial lending experience through Abington’s offices.

Combining the two bank portfolios will result in improved loan-to-deposit ratio for Susquehanna based on amounts as of December 31, 2010.

I’d now like to turn the presentation over to our Chief Financial Officer, Drew Hostetter, who will review the financial aspects of this transaction.

Drew Hostetter: Thank you, Bill. Good morning everyone. This slide summarizes the expected financial impact of the transaction. We expect an IRR of 20% from the transaction.

In addition the transaction will add approximately $95 million to our capital which represents 60 basis points and 100 basis points improvement respectively to (TCETA) and tier 1 common. The ultimate impact to earnings per share will be driven by how we deploy this excess capital.

Assuming no benefit for the deploying of capital the transaction is neutral to 2012 EPS. However if we utilize the excess capital to grow the balance sheet by originating earnings assets or to buy back shares the transaction will result in meaningful accretion.

Diving into detail on cost savings in large part we believe they will be driven by compensation and benefits, ($5.6) million or 64% of the total of which $2.5 million reflects stock-based compensation expenses that will be significantly reduced following the acquisition.

The remaining component of the cost save, $2.9 million or 36% of total are related mainly to systems and technology, professional services and marketing expenses that we already employ at Susquehanna and will be eliminated in the merger.

Expected total cost saves represents 31% of non-interest expense or 24% excluding stock-based compensation awards.

Moving to our due diligence process we conducted extensive due diligence on Abington looking at branches, people, processes, systems and credit. We don’t anticipate any obstacles regarding system’s conversion due to past experience with similar systems.

On the credit front we did a comprehensive review of Abington’s construction, CRE, E&I and OREO portfolio which represents 40% of total loans.

While the company has been aggressive in dealing with problem assets over the last 12 months we were conservative in assessing the overall mark. Of the total $31 million mark approximately $29 million is attributed to these portfolios.

On the residential mortgage and home equity side we found the portfolio to be very clean with less than $2 million of substandard loans, high FICA scores and low LTV.

All these loans were originated in our branches for their own portfolio. The total credit mark on this portion of the portfolio is approximately $2 million. To determine the mark on the residential portfolio we analyzed Abington’s historic originations and applied Susquehanna’s risk rating methodology.

Slide 11 shows select pricing metrics for this transaction. Based on a $9.70 price per Susquehanna share the price represents a 10.3% premium at announcement date.

With regard to pricing metrics we are paying 1.2 times tangible book value and if you adjust - if you look at it after adjusting for credit marks it is 1.3 times.

On a core deposit premium basis we are paying approximately 8% premium and from a fourth quarter annualized earnings including cost synergies of $8 million the price to earnings is 20 times.

I will now turn the conference call back to Bill for his closing remarks about the merger.

William Reuter: Thank you, Drew. Bob White and I are excited about the opportunity presented by combining our franchises. This gives us the opportunity to build revenue and enhance the value of our franchise by providing Susquehanna’s full service banking and wealth management platform to communities being served by Abington.

The addition of Abington’s branches is a natural extension of Susquehanna’s existing network. This is an in-market expansion in the Greater Philadelphia area, a region we’ve already targeted for growth. In fact we’ve opened two offices in the City of Philadelphia during the past 18 months.

We believe that expanding our branch concentration in the surrounding suburbs will increase brand awareness, increase synergies as we serve those who work in center city Philadelphia and live in Montgomery County and neighboring counties.

The financial aspects of this combination are strong with an internal rate of return of 20% and the fact that we have additional capital of about $95 million after the transaction closes.

Now we expect to be able to pursue a number of options to deploy this excess capital and therefore build additional accretion as a result of this transaction.

We look forward to welcoming Abington Bancorp to Susquehanna family. Our companies have been neighbors both operating in Montgomery County and surrounding areas. In many ways we have similar histories but over the years we’ve developed different strengths that will now really complement each other.

Both companies have their roots in community banking serving local families and businesses for more than a century.

When I look at the achievements of Susquehanna and Abington it is clear that we both have themes committed to carrying on that legacy of local decision making and building enduring relationships with customers.

By combining these experienced teams I’m confident we can achieve even greater levels of success in helping our customers to achieve their financial goals and providing a strong return to our shareholders.

Thank you for your attention during this presentation. As I noted in the opening, we’ll now move into review of Susquehanna’s fourth quarter and Full Year Results for 2010. Then we’ll open the call so we can respond to your questions regarding the acquisition and last year’s fourth quarter results.

Okay, we’re pleased to be able to finish out 2010 with a quarter that reflected our strongest earnings of the year. Earnings per diluted share were twice what we saw in the fourth quarter 2009 or in any - or any of the earlier quarters of 2010.

The improvement in our earnings is particularly evident when you look at pretax income which increased more than tenfold when compared 2010 to 2009.

During the course of the year, we focused on several initiatives that contributed to these results and helped to further fortify our balance sheet. Our successful capital rate last spring enabled us to repay the government’s capital purchase program investment in two installments reducing the expense of dividends on preferred stock during the second half of 2010.

Meanwhile our bank diligently focused on increasing core deposits resulting in an improved mix of cost - in cost of deposits.

Lending continues to be constrained due to the economic fallout of the recession. Although our loan portfolio declined our team did achieve strong gains in consumer lending and residential real estate lending.

Our loan workout team continued resolving nonperforming credits and we have seen steady improvement in credit quality measurements especially in the second half of last year.

We’ll take a closer look at credit quality just a little bit later on in the call.

First, let’s take a few moments to review the fourth quarter and full year financial results that we announced yesterday.

Net income applicable to common shareholders for the fourth quarter was $9.7 million or 8 cents per diluted share compared to $3.4 million or 4 cents per share during the fourth quarter 2009.

For the year net income was $16.3 million or 13 cents per diluted share compared to a net loss of $4 million or 5 cents per share in 2009.

Our results in 2010 were affected by charges related to our repayment of funds we received through the U.S. Treasury’s Department’s capital purchase program.

Now due to the accelerated accretion of the discounted that resulted when we redeemed the preferred stock net income applicable to common shareholders was reduced by $4.8 million in the second quarter 2010 and by $2 million in the fourth quarter.

Our pretax income for the fourth quarter was $15.4 million compared to $4.6 million in third quarter and $6.7 million during the fourth quarter of 2009.

For the year pretax income was $33 million compared to $2 million in 2009.

And as you know we completed the repayment of the capital purchase program fund in December and just last we repurchased the warrants that we had issued the Treasury. Including the repurchase of the warrant and dividends that we paid of preferred stock the U.S. Treasury and taxpayers received an aggregate of $29 million on their investment in Susquehanna.

Exiting the program ends our payment of dividend on preferred stocks and related stocks which totaled $15.6 million in 2010 and also removes the potential for dilution of our stock if the warrant to purchase common shares had been executed.

Now turning back to results of the bank, loan demand has been constrained in this economy. Consumers are hesitant to take on additional debt while unemployment remains high. And businesses have learned to do more with less during this recession.

And net loans and leases were $9.6 billion at yearend down 2% during the year.

Construction loans decreased 21% consistent with our intention to limit the relative size of this portfolio and we also saw decreases in commercial loans and leases.

On the other hand residential real estate loans were up 13% and consumer loans were up 25%. Susquehanna’s mortgage division increased its volume significantly in 2010 as related mortgage gains increased 19%.

Our emphasis on growing the consumer loan portfolio will continue in 2011. Overall we expect a competitive market with multiple banks pursuing quality loan opportunities.

Deposits increased 2% during 2010 to $9.2 billion. As we intended time deposits declined down 8% during the year. Core deposits including interest bearing demand deposits, non-interest bearing demand deposit and savings deposits were up 10%.

Net interest margin in the fourth quarter was 3.61% down 16 basis points from 3.77% in fourth quarter of 2009.

For the year net interest margin was 3.67% up 9 basis points from 3.58% in 2009.

Looking at credit quality ratios net charge-offs as a percent of average loan to leases were - for 2010 were 1.46% compared to 1.32% in 2009. While we did see improvement in this measure during the course of the year, it’s really reflected in our fourth quarter numbers.

Net charge-offs for the quarters were 1.42% compared to 2.06% in the fourth quarter 2009.

Nonperforming assets as a percent of average loans and leases and foreclosed real estate were 2.23% at yearend 2010 compared to 2.48% at yearend 2009.

Now I’d also like to compare results for third quarter to fourth quarter 2010.

During the quarter, net loans and leases decreased 1%. Similar to the year-over-year results we saw decreases in construction loans and leases as well as commercial loans and commercial real estate.

Residential real estate loans were essentially unchanged from the previous quarter while consumer loans increased 5%.

Total deposits were flat at $9.2 billion. Again the results in each category were similar to what we saw year-over-year with time deposits decreasing 4% while core deposits were up 2.5% quarter-to-quarter.

Net interest margin increased 3 basis points from third quarter to 3.61% in the fourth quarter.

Net charge-offs were 1.42% essentially unchanged from third quarter. You might recall that our level of net charge-offs had declined during the previous two quarters. It was 1.56% during the first quarter of 2010.

Nonperforming assets were 2.3% down 30 basis points from the third quarter. We have seen an improvement in our nonperforming assets in each quarter this year.

Similarly our provision for loans and lease losses have improved throughout the year. In fourth quarter 2010 that division was $35 million compared to $40 million in the previous quarter. It was down significantly from our $55 million provision in the fourth quarter of 2009.

For the year our provision for loan and lease losses was $163 million compared to $180 million 2009.

The improvement in credit quality also reflected in our nonperforming asset generation which was significantly lower in the fourth quarter 2010. NPA generation for the fourth quarter was $3.4 million compared to $26 million in the third quarter and $47 million in the fourth quarter of 2009.

Last year’s improvement in credit quality reflects the results of our proactive approach to dealing with troubled loans as well as gradual economic recovery.

Now I’ll turn the call over to Drew who will provide an update on our financial results.

Drew Hostetter: Thank you, Bill. In my presentation, I want to focus on fourth quarter results for 2010 and our 2011 financial targets.

Net interest income increased $1.2 million or 1% from the third quarter of 2010 due to an increase in the net interest margin of 3 basis points.

Non-interest income increased $4.4 million or 12% from the third quarter of 2010 due primarily to increases in life insurance income of $1.6 million, net security gains of $1.2 million, mortgage and (SPA) gains of $1 million and insurance commissions of $600,000.

Salaries and benefits decreased $3.3 million or 7% from the third quarter of 2010 due to a reduction in benefits expense resulting from yearend accrual adjustments.

Other expenses increased $3.5 million or 16% due primarily to the increases in life insurance expense of $1.6 million, hedge and effectiveness of $1 million and donations of $600,000.

Non-core items for the fourth quarter of 2010 include offsetting life insurance income and expense of $1.6 million, net security gain of $1.3 million, benefit accrual adjustment of $3 million, hedge and effectiveness of $1 million, donations of $600,000 and accretion of the TARP discount of $2 million. The after tax net effect of these items is approximately $200,000.

Next I want to present our financial targets for 2011.

(FTE) margin 3.60%; loan growth 4%; deposit growth 4%; non-interest income growth negative 1%; non-interest expense growth 0%; tax rate 24%.

These financial targets include no securitization activity in 2011 and the growth percentages are based upon 2010 reported numbers and not core numbers.

I will now turn the conference call back to Bill for his closing remarks.

William Reuter: Thank you, Drew. Now that we repaid our capital purchase program funds I’d like to reiterate the strength of our balance sheet.

Our capital ratios at yearend 2010 continue to be - significantly exceed latest the regulation guidelines. As of December 31, 2010 our tangible common equity ratio was 7.56%. And please note that this includes the deferred tax liability associated with intangibles of $42.5 million.

Our tier 1 common ratio was 9.58%; leverage ratio 10.27%; tier 1 capital ratio 12.65%; and total risk-based capital 14.72%.

I’d like to close with just a few comments about the overall economy, some challenges we see going in 2011 as well as key factors that we’ll be addressing.

While the economic recovery remains sluggish we’re cautiously optimistic that growth will begin to accelerate somewhat particularly in the second half of the year. Growth will largely depend on the extent of business hiring. While the unemployment rate declined last month to 9.4% the private sector still showed only a modest increase in employees on the payrolls.

As I mentioned earlier in the call our business has learned to operate very effectively. Although this has enhanced productivity it’s had a side effect of hampering gains and employment and therefore and consumer spending that fuels the economy.

And we’re hopeful that this summer the labor markets may show additional signs of strength which would boost household confidence and help create a more sustained recovery.

In 2011 we will continue monitoring and proactively resolving remaining credit quality issues. In addition we’re closely watching the development of regulations generated by the Dodd-Frank Wall Street Reform and the Consumer Protection Act.

Key factors will include adjustments to interchange fees and additional regulations that may lead to increased costs and decreased revenue streams for banks.

In addition to having an experienced team of employees who can review and respond to these changes I will also be engaged with these issues on an industry wide level as co-Chair of the ABA’s Task Force on the impact of Dodd-Frank Legislation on midsized banks.

We’re working to take advantage of opportunities for growth as the economy continues to gradually recover. Focus areas for 2011 will include building core deposits and growing top line revenue particularly within business banking and consumer lending.

There’s no doubt that 2011 will be another challenging year in the financial industry with economies settling into the new normal and regulations influx; however, we’re confident we have the resource and expertise to evaluate the impending changes and adopt our products and services appropriately both to serve to the customers and provide us a solid return to shareholders.

In addition we’re looking forward to expanding our company and continuing to build on a legacy community banking through the addition of Abington Bancorp.

Thank you for your attention this morning. We’ll now open the call for your questions regarding the Susquehanna-Abington merger and fourth quarter and 2010 results.

Operator: Thank you. If you do have a question today, please press star 1 on your touch-tone telephone. If you’re using a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, press star 1 to ask a question and we’ll pause to assemble the queue.

Our first question is from Frank Schiraldi from Sandler O’Neill.

Frank Schiraldi: Good morning.

William Reuter: Morning Frank.

Drew Hostetter: Good morning Frank.

Frank Schiraldi: I wonder if I - I just had two questions on the acquisition and then one quick one on earnings if that’s okay.

Male: Go ahead Frank.

Frank Schiraldi: First, I wondered if you could talk maybe a little bit about how the acquisition came together, how it came about in terms of the timeframe, how long has this sort of been in the works, and maybe if you can divulge whether this was sort of a bidding process or just really a one-on-one meeting.

William Reuter: No. Well I mean it started November and there was a process. There was a due process.

Frank Schiraldi: Okay. And then on the mark, Drew I guess it’s $31 million. Is that the additional mark to the portfolio?

Drew Hostetter: Yes.

Frank Schiraldi: Is there any way you could break out what percentage or how much of that $31 million would be put against the construction book of Abington?

Drew Hostetter: Yes. And it is in the slide that we presented.

Frank Schiraldi: I’m sorry. Don’t have it in front of me, yes, sorry about that.

Drew Hostetter: Oh, I can give it to you here. Hold on; $17 million is in the construction.

Frank Schiraldi: Okay. And does it also - well I can - if it does I’ll take a look. But does it also talk about the total mark including against that portfolio what percentage that would be?

Drew Hostetter: Yes.

Frank Schiraldi: In terms of with net charge-offs? It does, okay.

Drew Hostetter: Yes.

Frank Schiraldi: And then on earnings - oh and just one real quick question on the - I’m sorry if I missed this. But within the third quarter is there a timeframe, a specific, you know, at beginning of third quarter, end of third quarter you expect it to close?

Drew Hostetter: It’d be towards the end.

Frank Schiraldi: Towards the end, okay. Okay, great. And then finally just on earnings, I wanted to ask about credit and then specifically on the total restructured loan given in the release. Are those - I can’t recall from last quarter but are those balances - those are total restructured including both accruing and non-accruing?

Drew Hostetter: Yes. No.

William Reuter: No, it’s just accruing.

Drew Hostetter: It’s just accruing…

Frank Schiraldi: Just accruing.

Drew Hostetter: ...because if it’s non-accruing we keep it in the non-accrual.

Frank Schiraldi: Okay. So it’d already be in nonaccrual. And this is just accruing. That’s what I thought.

And then has there been any movement yet from restructured loans back into normal, you know, accruing loan population?

William Reuter: Yes, that’s a good question. Yes, if - the rules that say pay in six months plus (across the) yearend, in the first quarter we’re anticipating about a 20% reduction in (TDR)s.

Frank Schiraldi: Okay, well that process did not begin in the - in 4Q.

William Reuter: Right.

Frank Schiraldi: Right, okay.

Drew Hostetter: Yes, it has to cross every yearend before you can take them off.

Frank Schiraldi: Right. Okay, great. Thank you very much.

Operator: Our next question today comes from Sachin Shah from Capstone Global Markets.

Sachin Shah: Hi. Good morning.

William Reuter: Good morning to you.

Sachin Shah: Good morning. Thanks for taking my question. I just want to find out as far as the regulatory approvals are concerned what other ones besides the shareholder votes on both sides are required?

William Reuter: Federal Reserve, Pennsylvania Banking Department.

Sachin Shah: Okay.

William Reuter: And the OTS.

Sachin Shah: And the OTS. Okay, so Fed, Pennsylvania Banking Department, OTS and shareholder votes on both sides.

William Reuter: Correct.

Sachin Shah: And that’s what leads you to believe that you’re expecting this deal to close at the end of the third quarter.

William Reuter: Well I mean yes, there’s process you have to go through and if you look at any of our acquisitions it’s typically the same length of time.

Sachin Shah: Okay, fair enough. Now just to get back through the process, you mentioned the dialogue or conversations started back in November.

Any kind of - like I wasn’t sure, clear on if you discussed this as far as a negotiation just with them in isolation or this was kind of a competitive process where other people…

William Reuter: Well that’s a question better asked to Abington. But it’s my impression they went through a competitive process.

Sachin Shah: Okay. And so you - the deal that was struck via you, your offer was the combination of that it seems like.

William Reuter: I would assume so.

Sachin Shah: Okay. And you mentioned early on that there is no overlap so on a regulatory standpoint it seems like you’re just going through the process rather than having any trust issues.

Drew Hostetter: That’s correct.

Sachin Shah: Okay, thank you very much. Have a good day.

William Reuter: I don’t take for granted the regulatory process however because, you know…

Sachin Shah: No, no, no I don’t either. I’m sure the process is going to take its own course but I just wanted to verify that.

Just one last point, is there any kind of concern? You mentioned that there is mark from the deal. Is there any concern on just the loan book from the acquisition that would kind of deter you from just kind of consummating the deal? Is there kind of concern?

I mean you just announced a deal. But I’m just trying to understand if there’s anything…

Drew Hostetter: No. There’s no concern there.

William Reuter: Yes. We did an extensive. We did extensive due diligence and I believe we’ve been conservative on our mark.

Sachin Shah: Excellent. Thank you very much. Have a good day.

Operator: Our next question today is from Steve Moss from Janney Montgomery Scott.

Steve Moss: Good morning guys.

William Reuter: Hi Steve.

Drew Hostetter: Good morning Steve.

Steve Moss: With regard to on the acquisition front here with the Abington deal pending, what’s your appetite for doing another deal this year? Would it be before or after you complete your acquisition of Abington?

William Reuter: Well Steve that’s a good question. I - you know let me just say this - couple things if I can, you know, first of all, you know, before or after the Abington transaction what we’ve tried to do here is to build a franchise that’s difficult to replicate and what that means to me is that we want people to buy us and we want people to sell to us.

So my point is we want - we always keep all options open and we’re going to continue to keep our options open.

Now to answer your question specifically, you know, we’re going to digest the Abington transaction. The most important thing for us after Abington would be to figure out, you know, to figure out a very intelligent way to deploy the capital.

And there are all kind of avenues available to us as Drew indicated. You could buy back stock. We could hopefully increase loan portfolios and investment portfolios. We could use it for dividends. We could use it for other acquisitions.

So the capital gives us a lot of built-in flexibility. So the - to try to answer your question another way is we will be open-minded toward anything but…

Drew Hostetter: Selective.

William Reuter: …selective at the same time.

Steve Moss: Okay. And just with regard to loan growth, I know Drew you provide guidance of 4% and Bill I think you referred to a focus on consumer lending. Is that where you expect the bulk of your loan growth to occur or are you looking for more commercial (or retail)?

Drew Hostetter: It’s mostly going to be in the residential and consumer. The main two things that we’re doing Steve are number one, the jumbos that our mortgage company originates we used to sell into the open markets. Now we’re going to put some of those on our balance sheet, the adjustable rate ones.

And then the other thing is we’re going to do some indirect auto through our (ON) affiliate. Before - they have like 2000 dealers in their network. Before we only did leases. We’re going to start to process now doing some - we started in the first quarter, start doing some indirect loans as well.

William Reuter: Now Steve the other side of that coin is we are starting to see some increased backlogs on the commercial side. Not where we’d like to see it but we are starting to see some pick up there and I think another 60, 90 days from now we’ll be able to talk more to how that backlog translates into outstanding’s.

Steve Moss: Okay. And one more question if I may, you know, generally talked about different regions of your footprint in terms of how the economy’s holding up. Just wondered if you could expand on that again the, you know, I-95 Corridor and the I-81 Corridor.

William Reuter: Mike do you want to handle that?

Michael Quick: Sure. Our Eastern Maryland franchise especially in where the base relocation is going - is happening is doing very well in Maryland in general and the Baltimore area because of the type of employment which is government, university and hospitals, is doing well and we’re seeing some pick up there. And actually we’ve - we were very fortunate in this past quarter to have a major land loan we’d pay off from - they sold the land to a major developer, so that continues to be a good sign.

Our Lancaster area into the capital regions is remaining stable.

Our South Jersey area is remaining stable.

Our Philadelphia area is stable at this point in time up into the Allentown area.

We still are a little bit challenged in the I-81 Corridor and the Chambers for Carlisle area, but the Hagerstown and Western Maryland seems to be stable at this point in time.

Steve Moss: All right, thank you very much guys.

Operator: And just a reminder it is star 1 if you have a question. And if you find your question has been answered today and would like to remove your self from the queue, please press star 2.

We’ll move onto our next question. That comes from David Darst from Guggenheim Securities.

David Darst: Good morning.

William Reuter: Good morning David.

Drew Hostetter: Good morning.

David Darst: Mike, given the lower level of NPA generation this quarter do you think and kind of maybe based on you gave some color on your expectations for further declines in the construction portfolio. Do you think you’ll be able to release some reserves this year?

Michael Quick: We are planning if we can continue the results we had in this fourth quarter through the first two quarters that our reserve will decrease in the second half but that’s depending on us continuing what we did.

David Darst: Okay.

Drew Hostetter: I think most of that will result from lower charge-offs though David. I’m not sure we’re going to bring the reserve percentage down much this year.

David Darst: So we would-so you would see just the lower provisioning and lower charge-offs together.

Michael Quick: Yes.

Drew Hostetter: Yes.

David Darst: Okay. And then Bill could you maybe comment on your overall fee income strategies? I think when you look at the Bank Holding Company Performance Report your fee income contribution is below the peers where it used to be a much higher percentage.

William Reuter: I’d have to look specifically at the - what you’re referring to. But I think as we acquire Community Banks and acclimated Community into Susquehanna I believe Community had earned less fee income than we did as a whole, so it’s taken us a while. It will take us a while to bring Community’s fee structure up to ours.

We- that’s all I can really say at this point in time. We do think with the Abington transaction we have an opportunity to increase their fee income structure since it’s relatively low, certainly compared to ours.

But clearly and the other thing too I would mention is some of the fee income decreases have to do with the decrease in production of (ON) and also at the same time.

David Darst: Sure. I understand and then I ((inaudible)).

Drew Hostetter: Also David, yes, also David the - we believe wealth management will continue to improve. Not just only from, you know, the valuing of the assets but the actual increase in the assets we manage them selves so we’ll see improvement there. And we think the Abington acquisition will help that part of our business as well.

And, you know, the insurance has been a very soft market too here for the last couple years. So if we see any improvement there that should help as well.

William Reuter: Now the other upside potential we have is to continue development of a mortgage banking company. You know we’ve not done very much in the Montgomery County area and we view a real potential up-tick in loan production out of Montgomery County area.

Drew Hostetter: And we do look at wealth management acquisitions quite frequently. So we are, you know, for the right fix we would have a high interest in that area.

David Darst: Okay. And then Drew the $1.6 million in life insurance that you referenced that’s not BOLI income, is it? Is that related to something else?

Drew Hostetter: No. What it is, it doesn’t appear in the BOLI line. And let me tell you why.

What we do is every year we evaluate our BOLI funds, our benefit is there for, you know, funding our benefits and we look at our benefit position each year. And if we have to increase our total BOLI to get that funding in the appropriate portion we have to increase our BOLI.

So this year the adjustment was we increased our Bank of Life Insurance $1.6 million. And then we had the premium expense of $1.6 million at the same time.

So the net effect to the bottom line was zero. And we do that every year. We look at to see what the level BOLI is, if it’s appropriate for the benefits of funding.

David Darst: Okay. So both those entries were in other expense.

Drew Hostetter: Yes. Yes, in the BOLI line it’s just the normal investment activity. You know the increase in the assets underlining the BOLI.

When we do make a purchase - premium purchase we put that increase in other income and then the expense down in another expense.

David Darst: Okay, got it. Thank you.

Operator: We’ll take our next question from Mike Shafir from Sterne Agee.

Mike Shafir: Hey good morning guys.

William Reuter: Morning Mike.

Drew Hostetter: Morning Mike.

Mike Shafir: Yes. I just have a couple questions on the deal. The $31 million loan mark, is that inclusive of the reserves that were already at Abington?

Drew Hostetter: No. It’s not.

Mike Shafir: And that’s pretax?

Drew Hostetter: Yes.

Mike Shafir: Okay. And then just in terms of the earnings in the mortgage banking line you guys had a pretty good up-tick in that this quarter. I’m sure some of that has to do with, you know, the rate environment.

But as we start to think about that into next year shall we see a pretty significant decline in that into more kind of a normal level?

Drew Hostetter: We’ll see we believe a slight decline but not significant. Because we’re getting, you know, our mortgage business isn’t growing into different areas such as, you know, as we just described with Abington.

So our-the business is expanding so you’re right. There’ll be less demand in some cases but, you know, the overall business is going to be expanding as well.

Now in that $1 million you see there $400,000 was (SPA) and $600,000 was the mortgage company. It wasn’t all the mortgage company.

Mike Shafir: Okay.

William Reuter: In other words gain on sales from (SPA).

Drew Hostetter: Yes.

Mike Shafir: Okay. And then I’m sorry, just back to the transaction for a minute, I mean how much goodwill do you guys see being kind of created including the core deposit intangibles?

Drew Hostetter: About $66 million in goodwill and $10 million in core deposit intangibles.

Mike Shafir: So around $76 million in total.

William Reuter: Right.

Drew Hostetter: That’s correct.

Mike Shafir: Okay. And then as you guys are thinking about growth and thank you, you know, for the guidance in 2011, you mentioned that, you know, a lot of that growth is going to be coming from the consumer portfolios.

Drew Hostetter: And residential.

Mike Shafir: And residential. So is that kind of why you feel like the (NIM) is going to stay relatively flat as a function of putting on a lot of that residential product?

Drew Hostetter: Yes, but, you know, obviously our commercials are higher yielding assets and that’s - they’ll be pretty steady for 2011.

But the other thing is, you know, we don’t expect interest. We’re asset sensitive right now.

Mike Shafir: Okay.

Drew Hostetter: And our forecast is is that we don’t see an increase in interest rates until the very end of the year.

Mike Shafir: Okay.

Drew Hostetter: So once we get an increase in interest rates we should start seeing improvement in that margin.

Mike Shafir: Okay, thanks a lot guys. I appreciate it.

William Reuter: Thank you.

Operator: And next we’ll go to Eric Beardsley from Barclays Capital.

Eric Beardsley: Hi. Good morning.

William Reuter: Morning Eric.

Drew Hostetter: Morning Eric.

Eric Beardsley: I just wanted to just clarify on the 2011 targets, is that 4% loan growth ex the Abington acquisition?

Drew Hostetter: Yes.

Eric Beardsley: Okay. And I think it’s…

Drew Hostetter: Yes. None of those numbers include Abington.

Eric Beardsley: Okay. And then in terms of I guess Abington loan portfolio how much do you, you know, think of that as being strategic verse, you know, run it off say in terms of construction loans and everything else?

Michael Quick: They - this is Mike Quick. They do have a core commercial group of accounts that we would not runoff. And they have a very strong retail consumer as well as mortgage portfolio. They were historically the bank to go to in that lower Montgomery County area to get your mortgage. And they pride themselves that everybody makes their payment at the branch.

So we expect that that consumer area will continue and their core CRE customers and a few core (LTV) customers will remain.

Eric Beardsley: Great, thanks. And then…

William Reuter: So we view the whole acquisition as strategic quite frankly, yes, every bit of it.

Eric Beardsley: Okay. And then I guess in terms of, you know, the residential loan growth we actually haven’t heard a lot of banks talking about that in 2011. Where do you see that strength coming from right now?

Drew Hostetter: It’s just a matter of in our cases, we, you know, like I said the jumbos that we were doing we were selling them into the - to the third party in the market.

We’re just going to start putting some of the three ones and five ones on our books.

William Reuter: Plus an extension of our - of where we serve.

Eric Beardsley: Okay, great. And then just lastly in terms of the, I guess revenue synergies that you potentially realized with Abington, do you see that more on the fee side or more on the loan side?

William Reuter: All the above.

Drew Hostetter: Yes, the synergies, the 8.1 is all on the expense side.

Eric Beardsley: Yes.

Drew Hostetter: We have assumed no non-interest improvement. So we believe there’s a lot of upside there between our mortgage company and our wealth management. But we haven’t baked that into the numbers.

Eric Beardsley: Okay. But I guess just looking outward where do you see the most opportunity? Would it be expanding your wealth management in that, you know, more upscale market or is it really growing the loan portfolio there?

William Reuter: I think it’s everything.

Drew Hostetter: Yes, it’s both.

William Reuter: I mean you could add, you know, cash management, expanded cash management services and expanded Internet banking services. You could add mortgage banking activities, wealth management services, small business lending services. You could add the whole thing.

Eric Beardsley: Okay, great, thanks.

William Reuter: Thank you.

Operator: And we’ll move on to Bob Ramsey from FBR capital Markets.

(Mike Larse): Hey good morning. This is actually (Mike Larse) for Bob Ramsey; first of all, congratulations on the transaction.

William Reuter: Thank you.

(Mike Larse): I had a quick question. I just wanted to confirm the termination fee. I think at the beginning someone said it was $11 million.

Drew Hostetter: That’s right.

(Mike Larse): Okay, $11 million. And if you could just kind of comment on, you know, Abington has expected interest earning assets in 3Q ‘11. And I know at the end of the year it was about $1.1 billion. I don’t know if you guys had a number in mind or a target that you were expecting with kind of were on your books at that point.

William Reuter: Yes. It’ll be about that number.

(Mike Larse): Okay, similar to that.

William Reuter: Yes.

(Mike Larse): Got you. Okay. Okay, great, fair enough. Lastly, you know, this is kind of just following up with another earlier question about kind of redeploying the capital. Kind of after you digest this deal you mentioned buybacks, you know, potential dividends, you know, organic loan growth.

In terms of kind of the M&A front if you’re, you know, acquisitor then would you then be kind of looking in that Philadelphia Metro Market still kind of? Is that your ideal kind of geography or can you make any kind of comments on that?

William Reuter: Yes, it’s difficult though to comment because, you know, if I limit myself to geographic location, I could tell you what we’re not going to do. We’re not going to go significantly outside of our footprint.

(Mike Larse): Sure, sure.

William Reuter: You know we’re not jumping to the Carolinas or to Massachusetts or Connecticut. You know it’s going to - it will be contiguous areas and (end fills).

So, you know, we have - we’ve always had a high regard for the Greater Philadelphia market, a high regard for the Greater Baltimore area. But there are other places we, you know, suburban Washington, D.C. and Northern Virginia. You know would be - mid-state New Jersey.

(Mike Larse): Sure.

William Reuter: So, you know, I - but again confined into our contiguous footprint.

Drew Hostetter: Yes.

(Mike Larse): Sure. Okay, great, that’s all guys.

Drew Hostetter: (One key might be) as we look at though in that contiguous market is the demographics and we want the demographics to be better than Lancaster County. And in this case you can obviously see from the slide, the Abington purchase with Montgomery County, the demographics there are significantly better here than in Lancaster County.

(Mike Larse): Sure, sure.

Drew Hostetter: (Look at).

(Mike Larse): Okay. No, perfect. That’s very helpful. Thanks for taking my call.

Operator: Our next question today is from (Matt) – excuse me – Mac Hodgson from SunTrust Robinson Humphrey.

Mac Hodgson: And good morning.

William Reuter: Good morning Mac.

Mac Hodgson: Drew I didn’t know if it was possible to walk us through the IRR a little bit on just some of the basic assumptions you guys are assuming.

Drew Hostetter: Sure. The two main assumptions are 12 times terminal and a 7.5% (TCETA).

Mac Hodgson: And then are you applying some sort of, you know, earnings rate on the excess capital?

Drew Hostetter: No. We’re just going through what typical growth we would have and they would have.

Mac Hodgson: Let me see what else? I think most of my questions were answered.

On the dividend, how should we think about a reasonable payout ratio when you guys - when you look to rate it sometime in the future?

William Reuter: Yes. You know, Mac I think we’re still waiting to see what the guidance are for the big 19, all the work they’ve done on this for the Treasury.

I just - I don’t have an answer to that at this point in time. I mean one of our - some of our key objectives in 2010 and 2011 were to repay TARP, get the warrants out of the way and prove credit quality. And then restore earnings and get dividends restored.

So we’re well down that path. We very much have in mind some restoration of dividends at some point in time. But I just can’t tell you when it’s going to be and what kind of payout ratio.

I don’t think it’s likely you see banks paying out 6% earnings again at least not during my career.

Mac Hodgson: Okay, great. And what’s the total amount of your interchange income?

Drew Hostetter: The total amount is about $14 million.

Mac Hodgson: Okay, that’s annually.

Drew Hostetter: Yes.

Mac Hodgson: Good, great. I think that’s it for me. Thanks.

Operator: And next we’ll go to Andy Stapp from B. Riley & Company.

Andy Stapp: Good morning.

William Reuter: Hi Andy.

Drew Hostetter: Good morning Andy.

Andy Stapp: Do you happen to have what - how the early stage delinquencies and the watch list compared to Q3?

Drew Hostetter: The accruing delinquencies were up about 3 basis points but if you compare it to 12-31-09 they were down 3 basis points. Primarily in the 12-31 was a 31 day month and our residential mortgages always jump in that particular area.

Andy Stapp: Okay. And the watch list how did that compare?

Drew Hostetter: The watch list was - if you just bear with me one second. The watch list was actually down.

Andy Stapp: Meaningfully or how would you characterize that?

Drew Hostetter: If you hold one second I’ll tell you real quickly; down about 6%.

Andy Stapp: Okay. Okay, thank you. That was my last remaining question.

William Reuter: Thank you.

Drew Hostetter: Thanks Andy.

Operator: And Gerard Cassidy from RBC capital has our next question.

Gerard Cassidy: Thank you. Good morning guys.

William Reuter: Hi Gerard.

Drew Hostetter: Good morning Gerard.

Gerard Cassidy: I had some telephone problems so I apologize if you’ve already answered a few of these questions. But on that last question on the watch listing down 6%, was that a sequential decline or the year-over-year decline?

Drew Hostetter: That was quarter-to-quarter.

William Reuter: Third quarter to fourth quarter.

Gerard Cassidy: Great, thank you. Can you give us a little more color? I think you mentioned that you’re starting up an indirect auto lending program or maybe expanding it.

What do you see in size by the end of the year? And what are the markets that you’re going to focus on?

Drew Hostetter: We’ll focus on ((inaudible)) market now which is basically the New York City area, Northern Connecticut and Northern New Jersey and Philadelphia area.

It’s not significant. And we think we will be able to grow it about, you know maybe put on about $50 million this year.

Gerard Cassidy: Okay. And the loans that, assuming it’s already up and running, the loans that you’ve been already been able to take in, what kind of yields are you guys able to receive in this indirect auto product?

Drew Hostetter: We just started it this month so I haven’t really seen the information yet.

Gerard Cassidy: Okay, fine. And then on the land loan sales that you guys mentioned on the call in Maryland that I believe it was a nonperforming asset or…

Drew Hostetter: No, no. It was a performing asset.

Gerard Cassidy: Oh performing. Okay, great. What - can you share with us some of the color on was it in terms of prices of what your customer was able to receive versus a year or two ago maybe at the bottom of the market?

Drew Hostetter: I will just say to you, he negotiated the deal. We didn’t negotiate the deal. So he obviously is happy. And it was obviously more than what he could get before.

But I wouldn’t be able to tell you the percentages because I wasn’t part. We weren’t part. The bank wasn’t part of the negotiations. We just knew it was ongoing.

Gerard Cassidy: Okay, good. And then on the Abington deal was that a negotiated deal or an auction?

William Reuter: I assume it was an auction. They had a process in place.

Gerard Cassidy: Okay. And then finally on the total loan growth that you guys think you may have this year of 4%, where do you see the main drivers of that number?

And then when you look back, when you go back to your fourth quarter conference call last year you gave us an outlook for this year’s loan growth for 2010 to be about 4% as well and obviously the total loan shrank for the full year, can you tell us where was the shortfall for this year and then what - where the drivers will be for ‘11?

William Reuter: Well the shortfall was the realization that we need to run our construction (LTV) portfolio down more than we had. I think that construction (LTV) portfolio peaked at what, 1.3, 1.4 billion at one time. And it’s down to about $880 million now.

So we had a big decrease in construction (LTV) lending. And if that portfolio would have remained flat we’d have an increase for the year but we chose strategically because of the issues in that portfolio and issues nation and region wide to wind that portfolio down to somewhere between 8 and 10% of outstanding’s - of total loan outstanding’s.

Drew Hostetter: Yes. And the loans this year, Gerard we did cover that earlier but you obviously had some phone problems.

We are looking at - before when we did our jumbos, our (3, 1, 5, 1) on jumbos we sold them into the market. We’re going to start putting those on our balance sheet. So between that and the ((inaudible)), the extra $50 million total from ((inaudible)), that’s where most of the 4% is coming from.

William Reuter: Now if commercial loan activity picks up, we’re well prepared, well staffed to do that. If business demand picks up it’ll just be icing on the cake.

Gerard Cassidy: Good. And then coming back to the - you mentioned I think you said you’re comfortable with the construction loans of 8% to 10% of total loans which is just about where they are now I guess. Is there any kind of comfort level on the commercial real estate mortgage where you’d like to see that as a percentage of the total portfolio?

Drew Hostetter: Twenty-five percent.

Gerard Cassidy: Great. Thank you very much.

William Reuter: Thank you. Good questions.

Operator: And just a reminder it is star 1 if you have a question today. And we’ll take a follow-up question from Frank Schiraldi from Sandler O’Neill.

Frank Schiraldi: Hey guys. I just wanted to ask about the - on interchange. Drew in your comments on fee income expectations for 2011, is there any haircut given there for potential haircut on interchange reasons?

Drew Hostetter: No. We kept it steady but that could be a risk.

Frank Schiraldi: Okay. And then just following one more time, I’m on the - I’ve got the slide in front of me now. And just looking at the construction book and the $17 million credit mark, would you know off hand about how much of that previous charge-off history, that $27 million, how much is that - of that is associated with the construction book?

Drew Hostetter: I can’t answer that question. I can get back to you. But I can’t answer the break out at this point in time.

Frank Schiraldi: Okay, that’s fine.

Drew Hostetter: A good chunk of it is though.

Frank Schiraldi: A good chunk of it is, okay.

Drew Hostetter: Yes, a good chunk of it is.

Frank Schiraldi: Great, thank you.

Operator: And we’ll take another follow-up question from Sachin Shah from Capstone Global Markets.

Sachin Shah: Hi. Thanks again. I just wanted to - not to harp on the closing, I was just kind of looking. Your previous deal with Community Bank, I think about it took just a little over six months is that a possibility here of the closing maybe a little bit ahead of schedule rather than sometime in the third quarter?

Drew Hostetter: Well that’s a possibility. But what we found in any kind of regulatory approvals these days it takes longer than it used to.

Sachin Shah: Okay. No, that’s fair. Now a question about you guys. I’ve seen a lot of M&A activity in general. Excluding yesterday’s announcement with this deal, I’m just kind of curious. Have you guys done due diligence or conducted a review process of potentially, you know, being acquired or have you kind of solicited or have there been any kind of dialogue within the company yourself with other peers?

William Reuter: Well we couldn’t answer that question. But I can tell you that, you know, our whole goal and objective is to be one of them on both sides, but right - we couldn’t answer a question whether due diligence is conducted or anything like that.

Sachin Shah: Okay, fair enough. Thanks very much guys. Have a good day.

William Reuter: You too.

Operator: And that does appear to be all of the questions for today. Mr. Reuter I’ll turn the conference back over to you.

William Reuter: Well thank you for your questions this morning. In closing let me reiterate that we’re very pleased and excited about prospects for growth that we see in the merger of Abington and Susquehanna. We look forward to working together during upcoming approval and integration process.

Our next quarterly conference call will be held Thursday, April 28, 20011 at 11:00 am Eastern Time. It’ll be available via webcast on our web site, www.susquehanna.net.

And thank you for your questions this morning and your continued interest in Susquehanna Bancshares.

Operator: And that does conclude our conference call today. Thank you all for your participation.

END